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As filed with the Securities and Exchange Commission on March 29, 2004

File No. 70-_____

United States
Securities and Exchange Commission
Washington, D.C. 20549

_____

FORM U-1
APPLICATION-DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_____

Pepco Holdings, Inc.
701 Ninth Street
10th Floor, Suite 1300
Washington, DC 20068

Conectiv
Atlantic City Electric Company
800 King Street
Wilmington, DE 19899

(Names of companies filing this statement
and addresses of principal executive offices)

Pepco Holdings, Inc.
(Name of top registered holding company)

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068

(Name and address of agent for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Christie Day Cannon   **William C. Weeden**
Associate General Counsel   **Skadden, Arps, Slate, Meagher & Flom, LLP**
Pepco Holdings, Inc.   1440 New York Avenue, NW
800 King Street   Washington, DC 20005
Wilmington, DE 19801   Telephone: (202) 371-7000
Telephone: (302) 429-3826

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Item 1. Description of Proposed Transaction

A.   Background

This Form U-1 Application-Declaration ("Application-Declaration") seeks approvals pursuant to Section 12(d) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 44 thereunder, relating to the sale of certain utility assets by Atlantic City Electric Company, a public utility company incorporated in New Jersey ("ACE"). ACE is a direct subsidiary of Conectiv, a registered holding company under the Act and an indirect subsidiary of Pepco Holdings, Inc. ("PHI", and together with Conectiv and ACE, "Applicants"), also a registered holding company under the Act.

The assets to be sold are distribution facilities owned by ACE that operate at 14kV and lower voltages located within the city limits of the City of Vineland, New Jersey (the "City"). The City, through a municipally owned utility known as the Vineland Municipal Electric Utility ("VMEU"), currently provides distribution services to approximately two-thirds of the residences and businesses operating within the city limits. ACE currently provides such services to the remaining customers, about 5,500 customers. As a result of the transaction, substantially all customers within the city limits will be served by VMEU. ACE will retain its higher-voltage transmission facilities both within and outside the city limits, which are used to deliver bulk supplies of electricity throughout southern New Jersey, including to VMEU. In addition, ACE will retain some lower voltage facilities that will be located within and pass through the City but will not interconnect with the current or to-be-transferred VMEU facilities.

The specific utility distribution assets to be sold have a depreciated book value of approximately $9.1 million (as of year end 2001) and include approximately 4,300 poles, less than 800 miles of primary and secondary wires attached to those poles, approximately 2,400 pad-mounted and pole-mounted transformers, street lights, underground conduit, customer service lines, and customer meters. Detailed field inventory work is being done to identify the exact figures of the various types of assets to be transferred. Also being sold or transferred incidental to the sales transaction are accounts receivable from the transferred customers, various pole attachment agreements with third parties who have equipment attached to the transferred poles, easements and rights of way, and approximately 11 acres of unimproved land.

The total consideration for the transaction is $23.9 million, of which $9.1 million was the approximate net book value as of year-end 2001 of the assets to be transferred. Final data are being compiled currently on additions, prior retirements and post 2001 depreciation. A significant, but not specifically quantified, portion of the consideration is for the loss of future income from the customers being transferred.

The transaction is an outgrowth of a condemnation action initiated by the City in a New Jersey state court. Various pleadings were filed by the City and ACE in which expert testimony was offered by both parties on the value of what was sought to be condemned based on a variety of valuation methods, including depreciated book value of the assets, replacement costs of the assets, the present value analyses of the future stream of income from the transferred customers, and other considerations. A settlement of the condemnation action was negotiated and executed on March 13, 2002, which settlement provided for the sale of assets and transfer of the customers from ACE to VMEU, effective as of a condemnation date to be selected at a later date. Between March 13, 2002, and the present, ACE has been constructing the facilities necessary to reconfigure its system and doing other work necessary to permit a smooth transition of customer records, customer billing and similar matters.

Pursuant to a transition plan, customers are being transferred over to VMEU in advance of the transfer of title to the utility assets. Pursuant to the settlement agreement and the transition plan, the City has made payments to ACE totaling $12.4 million and is expected to make an additional payment of $11 million sometime in April 2004. Title to the utility assets has not been transferred but is expected to be transferred in early June 2004. A final payment of approximately $500,000 will be made six months after the transfer date.

B.   Rule 54 Analysis

The proposed transaction is subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "Exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

PHI currently does not meet the conditions of Rule 53(a). At December 31, 2003, PHI's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $2.9 billion. At December 31, 2003, PHI's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $781 million. Accordingly, at December 31, 2003, PHI's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

However, by order dated July 31, 2002 in File No. 70-9947 (HCAR No. 27557) ("the "Financing Order"), the Commission authorized PHI to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $3.5 billion. At December 31, 2003, based on the Financing Order, PHI could have had an aggregate investment of $4.281 billion. Therefore, although PHI's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by the order.

With respect to capitalization, there has been no material adverse impact on PHI's consolidated capitalization resulting from PHI's investments in EWGs and FUCOs. At December 31, 2002, PHI's consolidated capitalization consisted of 31.6% equity. At December 31, 2003, PHI's consolidated capitalization consisted of 32.5% equity. Further, at December 31, 2003, PHI's senior unsecured debt was rated "investment grade" by all the major rating agencies. Pursuant to the Financing Order, PHI has committed to maintain a 30% consolidated common equity ratio, and the proposed transaction will have no adverse impact on PHI's ability to meet that commitment.

PHI satisfies all of the other conditions of paragraphs (a) and (b) or Rule 53. With reference to Rule 53(a)(2), PHI maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of PHI's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which PHI directly or indirectly holds an interest. With reference to Rule 53(a)(4), PHI will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 2. Fees, Commissions and Expenses

Estimated legal fees and expenses	$3,000
Estimated miscellaneous expenses and fees	500
Total	$3,500

Item 3. Applicable Statutory Provisions

The proposed transactions are subject to Section 12(d) of the Act and Rules 44, 53 and 54 thereunder. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or rules other than those set forth above, Applicants request such authorization, exemption or approval.

Item 4. Regulatory Approval

The City needed approval from its citizens to authorize an acquisition through condemnation, which it obtained by majority vote on November 6, 2001. As discussed above, ACE and the City have resolved the condemnation action through a settlement agreement. No state or federal commission, other than the Commission, has jurisdiction over any transactions proposed in this Application-Declaration.

Item 5. Procedure

Applicants respectfully request that the Commission issue and publish not later than April 2, 2004 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than April 19, 2004 by which comments may be entered. Applicants respectfully request that the Commission enter an order by April 30, 2004 granting and permitting this Application-Declaration to become effective.

Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the proposed transaction and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

(a) Exhibits:

Exhibit No.	Description of Document
A-1	Settlement Agreement By and Between Atlantic City Electric Company and the City of Vineland dated March 13, 2002 (to be filed by amendment)
F-1	Opinion of Counsel - (to be filed by amendment)
H-1	Proposed Form of Notice. (filed herewith)

(b) Financial Statements:

Financial statements are not included since the authorizations requested herein would have no financial statement impact in and of themselves.

Item 7. Information as to Environmental Effects

The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: March 29, 2004   Pepco Holdings, Inc.
                              Conectiv
                              Atlantic City Electric Company

                              By: /s/ Donna J. Kinzel
                                   Donna J. Kinzel
                                   Assistant Treasurer

Exhibit H-1

Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Pepco Holdings, Inc. (70-____)

Pepco Holdings, Inc., Conectiv and Atlantic City Electric Company ("ACE") filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") requesting authorization for ACE to sell certain utility assets located in the City of Vineland, New Jersey to the Vineland Municipal Electric Utility, a municipally owned utility. Such assets consist of approximately 4,300 poles, less than 800 miles of primary and secondary wires attached to those poles, approximately 2,400 pad-mounted and pole-mounted transformers, street lights, underground conduit, customer service lines, and customer meters. Also being sold or transferred incidental to the sales transaction are accounts receivable from the transferred customers, various pole attachment agreements with third parties who have equipment attached to the transferred poles, easements and rights of way, and approximately 11 acres of unimproved land. The total consideration for the transaction is $23.9 million.